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SO 3/9/04



SECURITIES ... SSION
W........   04004496

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/03 _____ AND ENDING _____ 12/31/03 _____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BTN Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8140 Walnut Hill Lane, Suite 300
                                    (No. and Street)

Dallas,   Texas   RECD S.E.C.   75231
      (City)   (State)   FEB 24 2004   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                        (Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

RECEIVED FEB ... WASH. D.C. ... PROCESSING 2004 ...

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __David W. Tice_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BTN Research, Inc._____, as of __December 31_____, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

WA..DA TRAVIS
MY COMMISSION EXPIRES
April 05, 2004

_____
Signature

_____Wanda Travis_____
Notary Public

_____President_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BTN RESEARCH, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

BTN RESEARCH, INC.

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
BTN Research, Inc.

We have audited the accompanying statement of financial condition of BTN Research, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTN Research, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 3, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS • CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL

BTN RESEARCH, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	77,723
Receivable from broker-dealers and clearing organizations		9,005
Prepaid assets		32,500
	$	119,228

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	6,159
Income taxes payable		2,005
		8,164

Stockholder's equity:

Common stock, 100,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding	1,000
Additional paid in capital	54,216
Retained earnings	55,848
Total stockholder's equity	111,064
	$ 119,228

The accompanying notes are an integral part of these financial statements.

BTN RESEARCH, INC.
Statement of Income
For the Year Ended December 31, 2003

Revenues:

Securities commissions	$ 947,617
Other revenue	524
Interest income	93
	948,234

Expenses:

Commissions and clearance paid to all other brokers	235,585
Compensation and benefits	83
Regulatory fees and expenses	12,452
Management fees	550,000
Other expenses	127,735
	925,855

Income before income taxes	22,379
Provision for federal income taxes	1,732
Provision for state income taxes	273
Net income	$ 20,374

The accompanying notes are an integral part of these financial statements.

BTN RESEARCH, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at December 31, 2002	10,000	$1,000	$ 54,216	$ 35,474	$ 90,690
Net income				20,374	20,374
Balances at December 31, 2003	10,000	$1,000	$ 54,216	$ 55,848	$ 111,064

The accompanying notes are an integral part of these financial statements.

BTN RESEARCH, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002 $ -0-

    Increases   -0-

    Decreases   -0-

Balance at December 31, 2003 $ -0-

The accompanying notes are an integral part of these financial statements.

BTN RESEARCH, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income	$ 20,374
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivable from broker-dealers	
and clearing organizations	(3,955)
Increase in prepaid assets	(32,500)
Decrease in accounts payable – related party	(50,000)
Increase in accounts payable	6,159
Decrease in payable to brokers/dealers	
and clearing organizations	(8,707)
Increase in income taxes payable	2,005
Net cash provided (used) by operating activities	(66,624)

Cash flows from investing activities:

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities:

Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(66,624)
Cash and cash equivalents at beginning of period	144,347
Cash and cash equivalents at end of period	$ 77,723

Supplemental Disclosures

Cash paid for:

Income taxes	$ --
Interest	$ --

The accompanying notes are an integral part of these financial statements.

BTN RESEARCH, INC.
Notes to Financial Statements
December 31, 2003

Note 1 -   Summary of Significant Accounting Policies

BTN Research, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation. The Company's customers are located throughout the United States.

BTN Research, Inc. principally conducts its business within the safe harbor of Section 28(e) of the Securities Act of 1934 as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors (Money Managers) at a negotiated commission rate. As an incentive to use its facilities for the execution of such brokerage transactions, the Company has developed a system to provide research services from David W. Tice & Associates, LLC (a registered investment advisor that is related to the Company through common ownership) (see note 5).

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 -   <u>Summary of Significant Accounting Policies</u>, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $72,044 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   <u>Possession or Control Requirements</u>

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   <u>Income Taxes</u>

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 3,309
Benefit from utilization of net operating loss carryforward of $11,543	(1,577)
Provision for federal income taxes	$ 1,732

Note 5 -   <u>Related Party Transactions/Economic Dependency</u>

The Company and various related entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 5 -   Related Party Transactions/Economic Dependency, continued

The Company is provided certain research services, management services, administrative services, office facilities, staff support, utilities and supplies by David W. Tice & Associates, Inc. During the year, the Company incurred fees for services of $567,500 under the terms of a management agreement of which $32,500 was prepaid at December 31, 2003.

Note 6 -   Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 7 -   Commitments and Contingencies

The Company, together with others, has been named as a defendant in an arbitration proceeding, incidental to its securities business that allege violations of State law and claim damages in excess of $392,000. Management intends to present a vigorous defense.

The ultimate outcome of this arbitration proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of any net loss on the unsettled trades. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2003

Schedule I

<u>BTN RESEARCH, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	111,064
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		111,064
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealer		5,086
Prepaid assets		32,500
Net capital before haircuts on securities positions		73,478
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		1,434
Net capital	$	72,044

AGGREGATE INDEBTEDNESS

Accounts payable	$	6,159
Income taxes payable		2,005
Total aggregate indebtedness	$	8,164

Schedule I (continued)

<u>BTN RESEARCH, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ <u>545</u>
Minimum dollar net capital requirement of reporting broker or dealer	$ <u>5,000</u>
Net capital requirement (greater of above two minimum requirement amounts)	$ <u>5,000</u>
Net capital in excess of required minimum	$ <u>68,478</u>
Excess net capital at 1000%	$ <u>71,228</u>
Ratio: Aggregate indebtedness to net capital	<u>.11 to 1</u>

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation were as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report	$ 80,208
Increase in accounts payable	(6,159)
Increase in income taxes payable	<u>(2,005)</u>
Net capital per audited report	$ <u>72,044</u>

Schedule II

<u>BTN RESEARCH, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2003</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Merrill, Lynch, Pierce, Fenner & Smith, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
BTN Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BTN Research, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 3, 2004